KraneShares Trust

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

December 19, 2013

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	KraneShares Trust—Request for Withdrawal of Post-Effective Amendment Nos. 3, 10, 15, 19, 24, and 27 (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KraneShares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870 and 811-22698) relating to the KraneShares CSI 300 China A Share ETF (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
3	May 17, 2013	0001144204-13-030198
10	July 30, 2013	0001144204-13-041934
15	August 28, 2013	0001144204-13-048187
19	September 26, 2013	0001144204-13-052528
24	October 24, 2013	0001144204-13-056718
27	November 21, 2013	0001144204-13-063506

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments. Please note that certain of the Amendments contained disclosure concerning the KraneShares Bosera MSCI China A Share ETF, which was declared effective on October 8, 2013, and this withdrawal request does not relate to, or seek to withdraw the registration of, the KraneShares Bosera MSCI China A Share ETF.

If you have any questions, please feel free to contact Kurt J. Decko at (415) 249-1053. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Krane
Title:	Trustee, Principal Executive Officer, and Principal Financial Officer